

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2018

John Fitzgerald
President and Chief Executive Officer
Kingsway Financial Services Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario, Canada M4V 1K9

> **Re: Kingsway Financial Services Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 8, 2018**
> **File No. 333-227577**

Dear Mr. Fitzgerald:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Index to the Consolidated Financial Statements of Kingsway Financial Services Inc., page F-1

1. Please revise your filing to include the interim statements of equity or comparable footnote disclosure as required by Rule 8-03(a)(5) of Regulation S-X.

You may contact Mark Brunhofer at 202-551-3638 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Eric Orsic